Exhibit 99.1

Neptune Appoints Julie Phillips as First Female Chair of the Board of Directors

John Moretz, current Chair of Neptune Board of Directors, announces Board retirement

LAVAL, QC, Feb. 10, 2022 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced that Julie Phillips, a current member of Neptune's Board of Directors, has been appointed as the Chair of Neptune's Board of Directors.

"Julie has provided Neptune with valuable guidance and broad industry connections as a Board member and we are excited as she takes on a larger role in the strategic development of Neptune as our first female Chair," said Michael Cammarata, Chief Executive Officer and President of Neptune. "Julie has the experience and forethought to ensure Neptune hits its operational milestones and remains focused on creating new opportunities for profitable growth while maintaining strong principles of ESG management. We continue to push towards achieving gender parity at Neptune, with women representing 45% of our workforce in what is historically a male-dominated industry."

"It's an honor to guide Neptune as we position ourselves as a leading CPG company structured for profitability, sustainability and social responsibility," said Julie Phillips, newly appointed Chair of Neptune's Board. "I'm proud to represent the Company as it scales its high-growth verticals while actively fostering an ESG-driven culture."

Ms. Philips currently serves as Vice President for Herschend Entertainment Studios, the media and franchise arm of Herschend Enterprises, which owns, operates, and manages family-oriented theme parks, aquariums, attractions and hospitality properties in the United States and Canada. Ms. Phillips has held strategic, financial, and creative leadership roles and provided strategic consulting for multiple media companies, as well as non-profit organizations. In addition to Neptune Wellness Solutions, she currently serves on the board for The Lane Thomas Foundation, which is dedicated to supporting families of children needing life-saving organ transplants. Ms. Phillips holds an MBA from Harvard Business School and a Bachelor of Arts in Business Administration from Pepperdine University.

Ms. Phillips will succeed Neptune's prior Board of Directors Chair, John Moretz, who announced his retirement effective immediately. Over the last few months, Mr. Moretz has been working with the Board and management team on succession planning and to ensure a smooth transition in anticipation of his retirement.

Mr. Moretz said, "I've had the privilege of serving as the Chair of Neptune's Board over the past four years and on the Board of Directors for the past nine, in which time we've transformed into a diversified CPG company with exciting drivers across several high-growth verticals. After our most recent strategic review, it's clear that Neptune stands well-positioned, led by the most deeply experienced executive team of my tenure. Having worked with Julie over the last several months, I have the utmost confidence in her ability to guide Neptune during this exciting new phase in the Company history."

The Neptune team would like to thank Mr. Moretz for his dedication and hard work during his nine years as a Director of the Company – including his contribution to the Company's recent strategic review – and wish him the best in his future endeavors.

About Neptune Wellness Solutions Inc.
Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbor Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Media Contacts: media@neptunecorp.com; Jessica Adkins, SVP Corporate Communications, Neptune Wellness Solutions, Inc., j.adkins@neptunecorp.com; Investor Contacts: Morry Brown, VP Investor Relations, Neptune Wellness Solutions, Inc., m.brown@neptunecorp.com; Valter Pinto, Managing Director, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 07:15e 10-FEB-22